SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Kaltura, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483467106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 8

CUSIP NO. 483467106	13G	Page 2 of 10

1	NAME OF REPORTING PERSON Nexus India Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 16,053,857(1)
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 16,053,857(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6%(2)
12	TYPE OF REPORTING PERSON FI

1.

Represents 16,053,857 shares of Common Stock held of record by Nexus India Capital II, L.P. (“Nexus Capital”). Nexus India Management II, L.P. (“Nexus Management”) is the general partner of Nexus Capital. The general partner of Nexus Management is Nexus Venture Management Holdings, LLC (“Nexus LLC”). Jishnu Bhattacharjee is the managing member of Nexus LLC and holds voting and investment power over Nexus Management, and thus may be deemed to hold voting and investment power over these shares.

2.	Beneficial ownership percentage is based upon 126,874,443 shares of Common Stock issued and outstanding as of October 28, 2021, as reported by the Issuer to the Reporting Person.

CUSIP NO. 483467106	13G	Page 3 of 10

1	NAME OF REPORTING PERSON Nexus India Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 16,053,857(1)
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 16,053,857(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6%(2)
12	TYPE OF REPORTING PERSON FI

1.

Represents 16,053,857 shares of Common Stock held of record by Nexus India Capital II, L.P. (“Nexus Capital”). Nexus India Management II, L.P. (“Nexus Management”) is the general partner of Nexus Capital. The general partner of Nexus Management is Nexus Venture Management Holdings, LLC (“Nexus LLC”). Jishnu Bhattacharjee is the managing member of Nexus LLC and holds voting and investment power over Nexus Management, and thus may be deemed to hold voting and investment power over these shares.

2.	Beneficial ownership percentage is based upon 126,874,443 shares of Common Stock issued and outstanding as of October 28, 2021, as reported by the Issuer to the Reporting Person.

CUSIP NO. 483467106	13G	Page 4 of 10

1	NAME OF REPORTING PERSON Nexus Venture Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 16,053,857(1)
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 16,053,857(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6%(2)
12	TYPE OF REPORTING PERSON OO

1.

Represents 16,053,857 shares of Common Stock held of record by Nexus India Capital II, L.P. (“Nexus Capital”). Nexus India Management II, L.P. (“Nexus Management”) is the general partner of Nexus Capital. The general partner of Nexus Management is Nexus Venture Management Holdings, LLC (“Nexus LLC”). Jishnu Bhattacharjee is the managing member of Nexus LLC and holds voting and investment power over Nexus Management, and thus may be deemed to hold voting and investment power over these shares.

2.	Beneficial ownership percentage is based upon 126,874,443 shares of Common Stock issued and outstanding as of October 28, 2021, as reported by the Issuer to the Reporting Person.

CUSIP NO. 483467106	13G	Page 5 of 10

1	NAME OF REPORTING PERSON Jishnu Bhattacharjee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 16,053,857(1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 16,053,857(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,857(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.6%(2)
12	TYPE OF REPORTING PERSON IN

1.

Represents 16,053,857 shares of Common Stock held of record by Nexus India Capital II, L.P. (“Nexus Capital”). Nexus India Management II, L.P. (“Nexus Management”) is the general partner of Nexus Capital. The general partner of Nexus Management is Nexus Venture Management Holdings, LLC (“Nexus LLC”). Jishnu Bhattacharjee is the managing member of Nexus LLC and holds voting and investment power over Nexus Management, and thus may be deemed to hold voting and investment power over these shares.

2.	Beneficial ownership percentage is based upon 126,874,443 shares of Common Stock issued and outstanding as of October 28, 2021, as reported by the Issuer to the Reporting Person.

CUSIP NO. 483467106	13G	Page 6 of 10

ITEM 1(A).	NAME OF ISSUER

Kaltura, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

250 Park Avenue South, 10th Floor

New York, NY 10003

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is jointly filed by:

Nexus India Capital II, L.P.

Nexus India Management II, L.P.

Nexus Ventures Management Holdings, LLC

Jishnu Bhattacharjee

The foregoing entities are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each Reporting Person is:

3000 Sand Hill Road, Bldg. 1, #260

Menlo Park, CA 94025

ITEM 2(C).	CITIZENSHIP

Nexus India Capital II, L.P.—Cayman Islands

Nexus India Management II, L.P. – Cayman Islands

Nexus Ventures Management Holdings, LLC – Delaware

Jishnu Bhattacharjee – citizen of United States of America

ITEM 2(D) and (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 483467106

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2021 (based on 126,874,443 shares of Common Stock of the issuer outstanding).

CUSIP NO. 483467106	13G	Page 7 of 10

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of Nexus India Capital II, L.P, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 483467106	13G	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

NEXUS INDIA CAPITAL II, L.P.

By: Nexus India Management II, L.P.
Its: General Partner

By: Nexus Venture Management Holdings, LLC
Its: General Partner

By:	/s/ Jishnu Bhattacharjee
Jishnu Bhattacharjee
Its:	Managing Member

NEXUS INDIA MANAGEMENT II, L.P.

By: Nexus Venture Management Holdings, LLC
Its: General Partner

By:	/s/ Jishnu Bhattacharjee
Jishnu Bhattacharjee
Its:	Managing Member

NEXUS VENTURES MANAGEMENT HOLDINGS, LLC

By:	/s/ Jishnu Bhattacharjee
Jishnu Bhattacharjee
Its:	Managing Member

By:	/s/ Jishnu Bhattacharjee
Jishnu Bhattacharjee

CUSIP NO. 483467106	13G	Page 9 of 10

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	9